Exhibit 99.1

MEDIA
Sanofi-aventis	Bristol-Myers Squibb
Ingrid Görg-Armbrecht	Carmel Hogan
+ 33 153-774-625	+ 33 674-107-658
ingrid.goerg-armbrecht@sanofi-aventis.com	carmel.hogan@bms.com

INVESTORS
Sébastien Martel	John Elicker
+ 33 153-774-545	(609) 252-4611
IR@sanofi-aventis.com	john.elicker@bms.com

DuoPlavin®/DuoCover® Dual Antiplatelet Combination Tablet

Newly Approved in the European Union

Paris, France and Princeton, New Jersey – March 24, 2010 – Sanofi-aventis (EURONEXT: SAN, and NYSE: SNY) and Bristol-Myers Squibb (NYSE: BMY) announced today the European approval of their dual antiplatelet combination tablet DuoPlavin®/DuoCover® (clopidogrel 75mg and acetylsalicylic acid 100mg or 75 mg) by the European Commission.

DuoPlavin®/DuoCover® is indicated for the prevention of atherothrombotic events in adult patients already taking both clopidogrel and acetylsalicylic acid (ASA). It is a fixed dose combination medicinal product for continuation of therapy in non-ST segment elevation acute coronary syndrome (unstable angina or non-Q-wave myocardial infarction) including patients undergoing a stent placement following percutaneous coronary intervention and for the treatment of ST-segment elevation acute myocardial infarction in medically treated patients eligible for thrombolytic therapy.

Robust evidence from large clinical studies has led to the approval and use of Plavix® 75mg in combination with acetylsalicylic acid (75mg-325mg).

The new formulation of DuoPlavin®/DuoCover® carrying both these antiplatelets in one single tablet contributes to reducing daily pill burden for patients.

About DuoPlavin® /DuoCover® (Clopidogrel/ASA) 75mg/75mg and 75mg/100mg

Indications: DuoPlavin is indicated for the prevention of atherothrombotic events in adult patients already taking both clopidogrel and acetylsalicylic acid (ASA). DuoPlavin is a fixed-dose combination medicinal product for continuation of therapy in: 1. Non-ST segment elevation acute coronary syndrome (unstable angina or non-Q-wave myocardial infarction) including patients undergoing a stent placement following percutaneous coronary intervention. 2. ST segment elevation acute myocardial infarction in medically treated patients eligible for thrombolytic therapy. For further information please refer to section 5.1.

Contraindications: Hypersensitivity to clopidogrel, salicylates or any of the excipients. Severe liver impairment. Active bleeding. Peptic ulcer or erosive gastritis. Breast-feeding. Allergy to NSAIDS. Syndrome of asthma with rhinitis and/or nasal polyps. Severe renal impairment.

Precautions: Pregnancy: Category C. Breastfeeding is contraindicated. Increased risk of bleeding from trauma, surgery or other pathological conditions. Discontinue 7 days prior to surgery. Use with caution in patients with history of gastric haemorrhage or ulceration. Patients with reduced CYP2C19 function have diminished platelet activity. Not recommended in patients with recent TIA. Use with caution in patients with allergic disorders, gout, renal and hepatic impairment. Blood cell count determination and/or other appropriate testing should be promptly considered if symptoms suggestive of bleeding arise. Use with caution in patients receiving treatment with aspirin, NSAIDs, heparin, glycoprotein IIb/IIIa inhibitors or thrombolytics.

Adverse Effects: Clopidogrel Bleeding (common (≥1/100 to <1/10)); bleeding may be serious and/or fatal; diarrhoea; rash, pruritus, purpura, hypersensitivity reactions, TTP (very rare (<1/10,000)); blood dyscrasias (uncommon (≥1/1,000 to <1/100)); acute liver failure, toxic epidermal necrolysis, stomatitis, interstitial pneumonitis, colitis, pancreatitis (very rare); paraesthesia (uncommon); vertigo (rare (≥1/10,000 to <1/1,000)); flatulence, constipation, vomiting, gastric, peptic or duodenal ulcer (uncommon); bleeding time increased (uncommon); leucopenia and eosinophilia (uncommon); haemarthrosis, haematoma (very rare); haemoptysis, pulmonary haemorrhage (very rare); granulocytopenia, anaemia (very rare). ASA: Prolonged bleeding, epigastric distress, gastric ulceration, erosive gastritis, haemolysis in G6P-dehydrogenase deficiency, urticaria, angioneurotic oedema, allergic skin reactions.

Please review full European Product Information at

http://ec.europa.eu/enterprise/sectors/pharmaceuticals/documents/community-register/html/newproc.htm

About Plavix®

Plavix® is recommended daily for patients who have had a recent heart attack or stroke, or poor circulation in the legs that may cause pain during exercise, such as walking, and may be relieved by rest (known as peripheral artery disease, or P.A.D.). Plavix® is also recommended in addition to ASA for patients who have been hospitalized with heart-related chest pain (unstable angina) or had a heart attack.

Please see full prescribing information for the United States by visiting www.plavix.com. For the most updated Plavix® labelling information in Europe please refer to: http://www.emea.europa.eu/humandocs/PDFs/EPAR/Plavix/H-174-PI-en.pdf.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com.

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information, please visit www.bms.com.

Sanofi-aventis Forward-Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Bristol-Myers Squibb Forward-Looking Statement

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995, regarding the research, development and commercialization of products. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the products described in this release will be commercially successful. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect Bristol-Myers Squibb’s business, particularly those identified in the cautionary factors discussion in Bristol-Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2009, its Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Bristol-Myers Squibb undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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